SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
6 September to 3 October 2016

DATE	DETAIL

3 October 2016	Total Voting Rights

29 September 2016	Other Activities & JVs teach-in event in London

28 September 2016	Annual Financial Report – Group Companies with Listed Debt

27 September 2016	Publication of Prospectus

22 September 2016	Annual Financial Report – Group Company with Listed Debt

21 September 2016	Notification of Transactions of Persons Discharging Managerial Responsibilities

12 September 2016	Notification of Directors’ Interests – NG Share Incentive Plan

8 September 2016	Annual Financial Report – Group Company with Listed Debt

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

3 October 2016: Rate case order issued for Massachusetts Electric Company
8 September 2016: Three-year rate plan proposed for New York businesses KEDNY and KEDLI